Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

1Life Healthcare, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

68269G107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68269G107	Schedule 13G	Page 1 of 16

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,612,681
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,612,681
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,612,681
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.2%
12	Type of Reporting Person CO

CUSIP No. 68269G107	Schedule 13G	Page 2 of 16

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,612,681
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,612,681
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,612,681
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68269G107	Schedule 13G	Page 3 of 16

1	Names of Reporting Persons Carlyle Holdings II GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,612,681
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,612,681
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,612,681
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68269G107	Schedule 13G	Page 4 of 16

1	Names of Reporting Persons Carlyle Holdings II L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,612,681
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,612,681
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,612,681
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68269G107	Schedule 13G	Page 5 of 16

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,612,681
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,612,681
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,612,681
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68269G107	Schedule 13G	Page 6 of 16

1	Names of Reporting Persons TC Group Cayman Investment Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,612,681
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,612,681
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,612,681
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.2%
12	Type of Reporting Person PN

CUSIP No. 68269G107	Schedule 13G	Page 7 of 16

1	Names of Reporting Persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,612,681
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,612,681
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,612,681
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.2%
12	Type of Reporting Person PN

CUSIP No. 68269G107	Schedule 13G	Page 8 of 16

1	Names of Reporting Persons TC Group VII, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,612,681
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,612,681
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,612,681
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68269G107	Schedule 13G	Page 9 of 16

1	Names of Reporting Persons TC Group VII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,612,681
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,612,681
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,612,681
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.2%
12	Type of Reporting Person PN

CUSIP No. 68269G107	Schedule 13G	Page 10 of 16

1	Names of Reporting Persons Carlyle Partners VII Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,612,681
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,612,681
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,612,681
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.2%
12	Type of Reporting Person PN

CUSIP No. 68269G107	Schedule 13G	Page 11 of 16

ITEM 1.	(a)	Name of Issuer:

1Life Healthcare Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

One Embarcadero Center, Suite 1900

San Francisco, CA 94111

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Group Management L.L.C.

The Carlyle Group Inc.

Carlyle Holdings II GP L.L.C.

Carlyle Holdings II L.L.C.

CG Subsidiary Holdings L.L.C.

TC Group Cayman Investment Holdings, L.P.

TC Group Cayman Investment Holdings Sub L.P.

TC Group VII, L.L.C.

TC Group VII, L.P.

Carlyle Partners VII Holdings, L.P.

(b)	Address or Principal Business Office:

The address for each of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of each of the other Reporting Persons is c/o The Carlyle Group Inc., 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

(c)	Citizenship of each Reporting Person is:

Each of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is organized under the laws of the Cayman Islands. Each of the remaining Reporting Persons is organized under the laws of the state of Delaware.

(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”).

CUSIP No. 68269G107	Schedule 13G	Page 12 of 16

(e)	CUSIP Number:

68269G107

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

   (a-c)

The ownership information presented below represents beneficial ownership of shares of Common Stock as of December 31, 2020, based upon 133,012,658 shares of Common Stock outstanding as of October 30, 2020 based on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carlyle Group Management L.L.C.	13,612,681	10.2%	0	13,612,681	0	13,612,681
The Carlyle Group Inc.	13,612,681	10.2%	0	13,612,681	0	13,612,681
Carlyle Holdings II GP L.L.C.	13,612,681	10.2%	0	13,612,681	0	13,612,681
Carlyle Holdings II L.L.C.	13,612,681	10.2%	0	13,612,681	0	13,612,681
CG Subsidiary Holdings L.L.C.	13,612,681	10.2%	0	13,612,681	0	13,612,681
TC Group Cayman Investment Holdings, L.P.	13,612,681	10.2%	0	13,612,681	0	13,612,681
TC Group Cayman Investment Holdings Sub L.P.	13,612,681	10.2%	0	13,612,681	0	13,612,681
TC Group VII, L.L.C.	13,612,681	10.2%	0	13,612,681	0	13,612,681
TC Group VII, L.P.	13,612,681	10.2%	0	13,612,681	0	13,612,681
Carlyle Partners VII Holdings, L.P.	13,612,681	10.2%	0	13,612,681	0	13,612,681

Carlyle Partners VII Holdings, L.P. is the record holder of the shares of Common Stock reported herein.

Carlyle Group Management L.L.C. holds an irrevocable proxy to vote a majority of the shares of The Carlyle Group Inc., a publicly traded company listed on Nasdaq. The Carlyle Group Inc. is the sole member of Carlyle Holdings II GP L.L.C., which is the managing member of Carlyle Holdings II L.L.C., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole member of TC Group VII, L.L.C., which is the general partner of TC Group VII, L.P., which is the general partner of Carlyle Partners VII Holdings, L.P. Accordingly, each of the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock held of record by Carlyle Partners VII Holdings, L.P.

CUSIP No. 68269G107	Schedule 13G	Page 13 of 16

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 68269G107	Schedule 13G	Page 14 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2021

Carlyle Group Management L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

The Carlyle Group Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings II GP L.L.C.
By: The Carlyle Group Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings II L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CG Subsidiary Holdings L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC Group Cayman Investment Holdings, L.P.
By: CG Subsidiary Holdings L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CUSIP No. 68269G107	Schedule 13G	Page 15 of 16

TC Group Cayman Investment Holdings Sub L.P.
By: TC Group Cayman Investment Holdings,
L.P., its general partner
By: CG Subsidiary Holdings L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC Group VII, L.L.C.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

TC Group VII, L.P.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

Carlyle Partners VII Holdings, L.P.
By: TC Group VII, L.P., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CUSIP No. 68269G107	Schedule 13G	Page 16 of 16

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney.

99	Joint Filing Agreement.